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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)*







                     KENWOOD BANCORP, INC.
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                        (Name of Issuer)




            COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                 (Title of Class of Securities)




                          491784 10 4
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                         (CUSIP Number)



                     ------------------------










                        Page 1 of 6 Pages
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CUSIP NO. 491784 10 4         13G             Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Kenwood Bancorp, Inc. Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                         (b) [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                   -----------------------------------------------
                   5. SOLE VOTING POWER
                      12,612
NUMBER OF SHARES   -----------------------------------------------
BENEFICIALLY OWNED 6. SHARED VOTING POWER
                      0
BY EACH REPORTING  -----------------------------------------------
PERSON WITH        7. SOLE DISPOSITIVE POWER
                      12,612
                   -----------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                      0
                   -----------------------------------------------
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,612
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                    [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.3%
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12.  TYPE OF REPORTING PERSON
     EP
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CUSIP NO. 491784 10 4         13G            Page 3 of 6 Pages
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Item 1(a).  Name of Issuer:

            Kenwood Bancorp, Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:

            7711 Montgomery Road
            Cincinnati, Ohio  45236

Item 2(a).  Name of Person Filing:

            Kenwood Bancorp, Inc. Employee Stock Ownership Plan Trust.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            Kenwood Bancorp, Inc.
            7711 Montgomery Road
            Cincinnati, Ohio  45236

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share.

Item 2(e).  CUSIP Number:

            491784 10 4.

Item 3. If statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.
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CUSIP NO. 491784 10 4         13G           Page 4 of 6 Pages
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Item 4.   Ownership.

                     (a)   Amount beneficially owned:

                           12,612

                     (b)   Percent of class:

                           4.3%

                     (c)   Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote
                           12,612
                           ------
                     (ii)  Shared power to vote or to direct the vote
                             0
                            ---
                     (iii) Sole power to dispose or to direct the
                           disposition of   12,612
                                           --------
                     (iv) Shared power to dispose or to direct the disposition of 0
                                         ---

Item 5.   Ownership of five percent or less of a class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Robert P. Isler and P. Lincoln Mitchell are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the Kenwood Bancorp, Inc. Employee Stock Ownership Plan ("ESOP") which holds 12,612 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees in accordance with their fiduciary duties as Trustees and may be deemed to be beneficially owned by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

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CUSIP NO. 491784 10 4        13G            Page 5 of 6 Pages
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Item 10.  Certification.

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP NO. 491784 10 4         13G           Page 6 of 6 Pages
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                            SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                                    KENWOOD BANCORP, INC. EMPLOYEE
                                    STOCK OWNERSHIP PLAN TRUST



Date:  February 12, 1998        By: /s/ Robert P. Isler
                                    -------------------
                                    Robert P. Isler
                                    Trustee for the Kenwood Bancorp, Inc.
                                    Employee Stock Ownership Plan Trust



Date:  February 12, 1998        By: /s/ P. Lincoln Mitchell
                                    -----------------------
                                    P. Lincoln Mitchell
                                    Trustee for the Kenwood Bancorp, Inc.
                                    Employee Stock Ownership Plan Trust
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